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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)*



Adcare Health Systems Inc.
-------------------------------------------------------------------------------
(Name of Issuer)


Common Stock
-------------------------------------------------------------------------------
(Title of Class of Securities)


00650W300
----------------------------------------
(CUSIP Number)


Chris Doucet, 2204 Lakeshore Drive, Suite 304,Birmingham, Alabama 35209 205-414-9788
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


June 9, 2014
-------------------------------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be <filed> for the purpose of Section 18 of the Securities Exchange Act of 1934 (<Act>) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



SEC 1746 (3-06)





      ------------------------------------------------
      CUSIP No. 00650W300
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Capital,LLC, sole owner of Doucet Asset Management, LLC 03-0600886
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            HC
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting                1,383,229
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power     1,383,229
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

            1,383,229
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           7.9%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           HC
      --------------------------------------------------------------------------






      ------------------------------------------------
      CUSIP No.  00650W300
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)

      Doucet Asset Management, LLC 03-0600882
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)

            IA
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            Delaware, US
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               1,383,229
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    1,383,229
      --------------------------------------------------------------------------


      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,383,229
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           7.9%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IA
      --------------------------------------------------------------------------





      ------------------------------------------------
      CUSIP No.  00650W300
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


       Christopher L. Doucet, managing member of Doucet Capital, LLC and
          CEO and control person of Doucet Asset Management
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3     SEC Use Only

      --------------------------------------------------------------------------

      4     Source of Funds (See Instructions)
            IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6     Citizen or Place of Organization

            US Citizen
      --------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               1,383,229
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    1,383,229
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,383,229
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           7.9%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------




      ------------------------------------------------
      CUSIP No.  00650W300
      ------------------------------------------------
      --------------------------------------------------------------------------
      1    Name of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only)


      Suzette A. Doucet, CFO and control person of Doucet Asset Management, LLC
      --------------------------------------------------------------------------

      2    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)           [ ]
      (b)           [ ]
      --------------------------------------------------------------------------

      3    SEC Use Only

      --------------------------------------------------------------------------

      4    Source of Funds (See Instructions)

           IN
      --------------------------------------------------------------------------

      5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]
      --------------------------------------------------------------------------

      6    Citizen or Place of Organization

           US Citizen
      -------------------------------------------------------------------------

        Number of        7    Sole Voting Power           0
                        --------------------------------------------------------
        Shares
        Beneficially     8    Shared Voting               1,383,229
                        --------------------------------------------------------
        Owned by
        Each             9    Sole Dispositive Power      0
                        --------------------------------------------------------
        Reporting
        Person With     10    Shared Dispositive Power    1,383,229
      --------------------------------------------------------------------------

      11   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,383,229
      --------------------------------------------------------------------------

      12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)    [  ]
      --------------------------------------------------------------------------

      13   Percent of Class Represented by Amount in Row (11)

           7.9%
      --------------------------------------------------------------------------

      14   Type of Reporting Person (See Instructions)

           IN
      --------------------------------------------------------------------------





      Item 1.  Security and Issuer

      The class of equity to which this statement relates is the common stock $0.001 par value (the "Common Stock") of Adcare Health Systems. Inc. (the "Company"), which has its principal executive offices at:


                             1145 Hembree Road
                             Roswell, GA  30076


      Item 2.  Identity and Background

      Doucet Capital LLC, Doucet Asset Management LLC, Christopher L. Doucet, and Suzette A. Doucet are the persons filing this statement. Doucet Capital is a holding company which owns Doucet Asset Management LLC, a SEC registered investment adviser firm that exercises discretionary authority over client investments. Both firms are limited liability companies organized under the laws of the state of Delaware. Christopher
      L. Doucet is the managing member of Doucet Capital LLC and Chief Execu-tive Officer of Doucet Asset Management. Suzette A. Doucet is a member of Doucet Capital and the Chief Financial Officer of Doucet Asset Manage-ment. As such, Mr. and Mrs. Doucet control the activities of Doucet Capital and Doucet Asset Management. Both Mr. and Mrs. Doucet are US citizens. The business address of each of the Reporting Persons is 2204 Lakeshore Drive, Suite 304, Birmingham, Alabama 35209.

      During the last five years, neither of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or Other Consideration

      As of June 9, 2014 Doucet Asset Management has acquired 1,383,229 shares of the Common Stock of the Company on the open market for total consideration of $5,920,880.

      The above amount of total consideration includes any commissions incurred in the making of the investments. The source of these funds was the investment capital of the discretionary clients of Doucet Asset Manage-ment, which include Christopher and Suzette Doucet.

      Item 4.  Purpose of Transaction

      All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company. The Reporting Persons review on a continuing basis the investment in the Company. Based on such review and depending on the price and availability of the Company's securities, the Reporting Persons may acquire, or cause to be acquired, additional securities of the Company, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Company, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and policies of the Reporting Persons, the Company s business, financial condition and operating results, general market and industry conditions or other factors.


      Doucet Asset Management and would like to see management maximize stockholder value, and has sent the following letter to the Company's Board of Directors:

June 9, 2014


Sent Via Certified Mail

AdCare Health Systems Inc.
Board of Directors
1145 Hembree Road
Roswell, GA 30076-1122

Dear Board of Directors,

As a point of introduction, my name is Chris Doucet and I am
CEO and managing partnerof Doucet Asset Management. Doucet
Asset Management has control of 1,383,229 sharesof ADK stock through its holdings of the common stock in our managed accounts and personal accounts as well as through our holdings of convertible bonds in which it has discretion.

Strategic Alternatives

We would like to begin by commending the Board on their decision to initiate a process to explore and evaluate a broad range of strategic alternatives which was noted in the press release dated May 30, 2014. Based on our internal analysis of the assets of AdCare, we believe the Company is potential undervalued by 80% or more versus the inherent value of its assets. As a leading shareholder in the Company, we welcome recent initiative; however, we feel this action by the Board is long overdue and would have been more appropriate subsequent to any of the following events:

	April 17, 2013: Brogdon Family, LLC sent a letter to the
        Board of Directors of their intent to purchase an additional amount of shares, at a price of $8.00 per share, to bring their holdings in the common stock of the Company to 55% - 75%.

	July 15, 2013: Park City Capital, LLC presented a thoughtful analysis which describes how AdCare could command a value of $13 per common share.

	December 12, 2013: We attended the annual stockholder meeting and witnessed 13 shareholders (we counted) stand up and express to you, in very clear terms, that management of AdCare was subpar, corporate expenses were out of control, and the Company should immediately hire an investment banker and sell the Company.

   Intent of Correspondence Is To Look Forward

The intent of this letter is to present a simple plan for the Company to realize the true value of the assets for the shareholders. However, due to the historic conflicts of interest between the Board and major shareholder, a single significant strategic alternative should be persued to maximize stockholder value and we vehemently disagree that the Company should seek a broad range of strategic alternatives. The Board has lost the faith of the major shareholders which leaves the Company with only one viable strategic option-sell the Company.

   What is AdCare Worth?

We believe if AdCare were to sell its assets, stockholders would realize a value of between $6.44 and $8.22 per share and a mid-point of about $7.30 per share. While we hope that the willingness by Mr. Brogdon to purchase a majority stake in the Company at $8.00 per share and Park City Capitals suggestion that the stock could be worth $13.00 per share are more accurate than our calculations, the consistent themeamong all of our filings and letters is the stock is worth a lot more than $4 and the Company has done little to bridge this gap.While we have attempted to internally value AdCare based on severaldifferent valuation metrics, we have determined the cleanest and most accurate way to value the Company is through a sum of the parts analysis.

This belief is reinforced by the fact that we are convinced there would be two different natural buyers for the two different parts of AdCare Health Systems business.


   Sum of the Parts Analysis

Our internal sum of the parts analysis places a value on the owned real estate and a separate value on the leased and managed only properties. Owned Properties: AdCare currently owns 25 properties with approximately 2700 owned beds. In evaluating the real estate, Park City Capital stated, in its July 15, 2013 13D filing, that the average skilled nursing home sold for $89,300 per bed to REITs in 2012, according to a 2013 REIT industry report. However, since that report was published, there have also been several high profile mergers in the industry including the NorthStar acquisition of Formation Capital and Safanad for $1.05 billion and Ventas $2.6 billion purchase of ARC Healthcare so far in 2014.
We have also noted dozens of smaller transactions, public and private, in the southeastern portion of the U.S. where most of AdCare properties are located. Bed prices ranged between $88,000 to $180,000. To be on the conservative side, and since we have been told the $88,000 per bed transaction was for a combination of unprofitable beds and older properties, internally we use a valuation of between $90,000 and $110,000 per bed which would equate to approximately $243 million and $297 million in gross value for the owned real estate. A mid-point price would equate to approximately $6.00 per share, subsequent to the execution of all stock options, warrants and conversion of the convertible bonds outstanding to common stock.

Leased and Managed Only Properties:
AdCare currently has 13 properties which are leased or are managed-only properties. While we do not ever remember seeing the Company breakdown revenue as far as owned properties and leased properties in their 10Q and 10K filings, ex-CEO Boyd Gentry did suggest to shareholders on several occasions that the revenue from the leased side of the business accounted for about $75 million of AdCares roughly $225 million in revenues in 2013. Assuming this information is correct, one could also make the assumption the Company would realize a market range of margins on the leased revenue.

With the aforementioned stated caveats, the values range between $.90 and $1.70 per share for the leased and managed-only portfolio.
We found the publicly-traded healthcare companies with the highest percentage of leased properties in their portfolio as a percentage of the total portfolio and did a simple Trailing Twelve Months Revenue to. Enterprise Value Calculation (Rev/EV). We then applied those ratios to AdCare.

The lowest and highest multiple comparables we found with a high concentration of leased properties were Diversicare (DVCR) and Kindred Healthcare (KND) respectively. Their Rev/EV multiples ranged from ..60% to .32% for the trailing twelve months giving this division of AdCare an imputed value of $24 to $45 million or $.90 to $1.70 per share, assuming a fully fully dilute share count of 26.4 million shares. The mid-point valuation number came out to $34.5 million or about $1.30 per share.

Sum of the Parts:
So if one were to add up our mid-point valuation for the owned real estate of $6 per share plus our mid-point valuation for the leased and managed only properties of $1.30, he would get a total mid-point valuation of approximately $7.30 per share.

   Brogdon and Park City Valuations Much Higher Than $7.30 Per Share

Both Brogdon and Park City suggested valuations much higher than $7.30 a year ago when the overall skilled nursing/nursing home market was weaker than it is today and before merger mania began in earnest in the healthcare industry. As a result, we can only assume a $7.30 price tag for the entire Company would be very conservative and perhaps even on the low side of reality. At the very least, what we concluded from our internal analysis of AdCare is there is a strong argument to be made that the shares of AdCare are tremendously undervalued at the current stock price. Additionally, at the very least, since we understand that there are no debt covenants that restrict the buyback of the common stock or repayment of high coupon debt, there should have been some plan of action announced by or on the May 31st press release which stated a plan to do one or both was put in place by the Board.

    Conclusion

Once again, I commend the Board on making the decision to explore strategic alternatives. Speaking on behalf of my family and clients who have a stake in this Company, there is only one strategic alternative to consider here and that is to sell the Company. Please do it quickly and fulfill your fiduciary responsibility as Board members.


Regards,


Chris L. Doucet
CEO and Managing Partner
Doucet Asset Management



      Doucet reserves the right from time to time to formulate plans and proposals regarding the Company or any of its securities, and to carry out any of the actions or transactions to protect the interests of its clients. Doucet may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.


      Item 5.  Interest in Securities of the Issuer

      (a) As of the close of business on June 9, 2014 Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet were the beneficial owners of 1,383,229 shares of Common Stock, which constitute in the aggregate 7.9% of the outstanding shares of Common Stock of the Company based on 17,505,444 shares of Common Stock Outstanding pursuant to the Form 10-Q for the quarterly period ending March 31, 2014 filed by the Company.

      (b) Doucet Capital, Doucet Asset Management, Christopher L. Doucet, and Suzette A. Doucet have shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock beneficially owned as described in Item 5(a) above. Such power is shared among the Reporting Persons.

      (c) Transactions in the Common Stock by the Reporting Persons affected in the last 60 days are as set forth in the table below. All such trades were made in open market transactions.

           Date            Shares         Total Cost      Buy or Sell

          5.2.2014          439            1791.28           Buy
          5.8.2014          750            3076.40           Buy
          5.30.2014       35235           144066.05          Buy
          6.2.2014         3427            13860.73          Buy
          6.3.2014         6215            24938.01          Buy
          6.5.2014         5000            20240.26          Buy




      (d) The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by them.

      (e)  Not applicable.


      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      None.

      Item 7.  Material to be Filed as Exhibits

      Exhibit 1. Joint Filing Agreement





SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: June 9, 2014

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       --------------------------
                                       Christopher L. Doucet, individually



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       -----------------------
                                       Suzette A. Doucet, individually

                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT

                            PURSUANT TO RULE 13d-1(k)

          The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.



Date: June 9, 2014

                                       DOUCET CAPITAL, LLC



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member


                                       DOUCET ASSET MANAGEMENT, LLC
                                       By: Doucet Capital, LLC,
                                           its managing member



                                       /S/ Christopher L. Doucet
                                       ---------------------------
                                       Name:  Christopher L. Doucet
                                       Title: Managing Member



                                       CHRISTOPHER L. DOUCET



                                       /S/ Christopher L. Doucet
                                       -------------------------
                                       Christopher L. Doucet



                                       SUZETTE A. DOUCET



                                       /S/ Suzette A. Doucet
                                       ---------------------
                                       Suzette A. Doucet